BLACKWELL  Eric J. Gervais     4801 MAIN STREET        DIRECT LINE        FAX
SANDERS    Associate           SUITE 1000              (816) 983-8362     (816) 983-8080
LLP                            KANSAS CITY, MO  64112
           EMAIL ADDRESS                               TELEPHONE          WEBSITE ADDRESS
           egervais@blackwellsanders.com               (816) 983-8000     www.blackwellsanders.com

                                 August 28, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry L. Greene, Senior Counsel

     Re:  Tortoise Total Return Fund, LLC (the "Company")

Dear Mr. Greene:

     Today the  Company  filed via EDGAR a  Registration  Statement  on Form N-2 pursuant to Section 8(b) of the Investment  Company Act of 1940, as amended (the
"1940 Act").  The Company's  limited  liability  company  interests  will not be registered  under the Securities  Act of 1933, as amended (the "1933 Act"),  and will be offered and sold  pursuant  to a private  placement  memorandum  only to
"qualified  purchasers"  within the meanings of Sections 2(a)(51) and 3(c)(7) of the 1940 Act who are also  "accredited  investors",  as defined in  Regulation D under the 1933 Act.

     Please call the  undersigned  at (816)  983-8362 with any questions you may have.

                                       Sincerely,

                                       /s/ Eric J. Gervais

EJG